SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Press Release

Gafisa S.A. announces the retirement of its statutory director, Mario Rocha Neto, the company´s current Operations Superintendent. The executive joined the company as an intern in 1978, and during this 33-year ascending career, went through the most diverse positions in the operations department, bringing major contributions to the group. Mario Rocha decided to devote himself to personal projects and his family.

Recently, the company announced a restructuring in its operation and the creation of separate business units for each brand. In this new structure, we understand that the Office of Operations is no longer necessary, since we have superintendents from Gafisa, Tenda and AlphaVille responsible for this area within each business unit.

"I would like to thank, on behalf of the company, Mario Rocha, for his exceptional services and dedication to Gafisa. We wish much success to him and his family in their new projects," says Duilio Calciolari, CEO of Gafisa S.A.

São Paulo, Fevereiro 17, 2012.

Alceu Duilio Calciolari

Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 17, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer